FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
AUG 25 2003
WASH. D.C.
SECTION
188

For the month of: August , 2003

Commission File Number 0-27322

Mountain Province Diamonds Inc.
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Mountain Province Diamonds Inc.

Annual Report | 2003





To Our Shareholders



The past year has been one of excitement and disappointment and then, just as this report is going to press, renewed excitement. The excitement came with the completion of the 2002 bulk samples, the recovery of a large number of diamonds and the exploration success in the Kelvin-Faraday area in the winter-spring of 2003. The disappointment came with the decision by De Beers to postpone a pre-feasibility decision until next year due to geo-political and economic uncertainties and an internal rate of return that did not meet the hurdle rate. Then, at the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits (the Gahcho Kue Project). They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board a pre-feasibility study will start in early 2004.



Bulk Sample Program

De Beers completed the winter 2002 bulk sample program of the 5034 and Hearne pipes on April 20, 2002. The purpose of the bulk sampling program was to increase the available revenue information for these two pipes. Since revenue is determined by grade and diamond value, and since the two kimberlite pipes contain internal zones that vary in grade, it is important to combine diamond grade estimates along with diamond revenue estimates. The large number of diamonds obtained in the 2002 program will thus increase the confidence in, and the accuracy of, revenue modeling via an enhanced understanding of grade, diamond size and frequency distributions, and diamond values. Last year, De Beers observed that a population of high quality, top color diamonds exists amongst the diamonds recovered from the 2001 bulk sample. Specifically, the 9.9-carat diamond recovered from the 5034 pipe is such a diamond and was valued at US $60,000. These high quality, top color diamonds have a significant impact, especially the larger ones, on the revenue per tonne so the more accurately their frequency of occurrence is known, the greater the confidence in and accuracy of revenue per carat modeling.

A total of six large diameter holes, consisting of two clusters of three holes, were drilled in the center and west lobes of the 5034 pipe. The 5034 pipe consists of four lobes: east, center, west and north with the first three being approximately the same size. The same drill (24 inch diameter) and the same drill method (a "diamond friendly: flood reverse system) that was used last year were used again this year for both pipes. In the 1999 bulk sample, a reverse circulation drill with a diameter of 12.25 inches was used. De Beers recovered a total of 1,215 carats from 836 tonnes of kimberlite.

The Hearne kimberlite consists of two bodies. The main body (north lobe) is an elongated pipe over 250m in length in the north-south direction and the second body (south lobe) just south of the main body, is an elongate pipe up 100 meters in length in the east-west direction. The two lobes have been subdivided on the basis of internal geology into several phases. A total of five large diameter holes were drilled into the north lobe using the same drill and drill method as used for the 5034 pipe. De Beers recovered a total of 1,174 carats from 665.5 tonnes of kimberlite.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999,

2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. It is important to note that production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

Pipe	Modeled Grade (Carats per tonne)	Modeled Values (US$ Carat)	Revenue per tonne (US$)
5034	1.67	62.70	104.70
Hearne	1.67	50.00	83.50

The previous valuation of the diamonds from the 1999 and 2001 bulk samples was in August 2001. After September 11, 2001, diamond prices decreased in value by an average of around 20% with more severe decreases in certain categories of diamonds according to industry sources. Since then De Beers has increased diamond prices twice and on average diamond prices are now nearly back to pre September 11, 2001 levels. Specifically, the January 2003 valuations of the 1999 and 2001 bulk sample diamonds were on average 5-6% less than the August 2001 valuations for the same diamonds.

The average modeled value per carat of US $62.70 for the 5034 pipe compares to the average value of US $65.50 based on the August 2001 price book, reported in December 2001. The drop is slightly less than the average drop in diamond values since then. The weighted average modeled grade for the 5034 pipe increased to 1.67 carats per tonne from 1.64 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are ± 18% - 20%. The average modeled value per carat of US $50.00 for the Hearne pipe compares to a value of US $63.30 based on the August 2001 values. The weighted average modeled grade for the Hearne pipe decreased to 1.67 carats per tonne from 1.71 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling for the Hearne pipe are 18% and 16% respectively.

It has now definitely been confirmed by both De Beers and the Company's consultant, Overseas Diamonds N.V., that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. The 3.4 carat diamond recovered from the Hearne pipe is such a diamond and has been valued at US $7,140. These diamonds represent a significant part of the total value of the diamonds even though they only represent a small fraction of the total number of diamonds.

De Beers this year used a De Beers group composite of a year's production from kimberlite mines with wide ranges of production but similar dollar per carat values, in the value per carat modeling in the over two carat size range. The reason for this is that relatively speaking only a small number of over two carat diamonds were recovered from the Hearne and 5034 pipes and these diamonds have a wide range of values. This modeling technique models the shape of the revenue curves for the Hearne and 5034 pipes to be similar to the shape of the curves for a composite of producers above the two carat size range. This technique is slightly more conservative than the technique used previously but is more representative of an actual production scenario.




Kennady Lake
TESLA
DUNN
TUZO
5034 SOUTH
5034
WALLACE
WAGNER
HEARNE

This aerial view of Kennady Lake shows the surface expression of kimberlites for the four pipes and the position of the Wallace and 5034 South pipes. The 5034 pipe extends partly under land while the Tuzo pipe broadens at depth. The depth of water above the pipes at the deepest points varies from 5 to 15 meters. The distance from the Tesla and the Hearne pipes to the 5034 pipes is approximately 1 km while from the Tuzo pipe to the 5034 pipe is approximately 500 meters. The Wagner and Dunn kimberlite bodies are dykes.

Updated Desktop Study

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E & C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study (2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the top 140 meters of the Tuzo pipe. A computer model of open pits was created and options considered aimed at minimizing capital and operating costs with optimizing mining rates and plant throughput (tonnes per day). The study made use of designs, methods and estimates developed for the Snap Lake and Victor projects, benchmarked against other operations by AMEC. The desktop study is still only a preliminary study with relatively large uncertainties (± 30%). The estimated capital costs of approximately C$600 million is slightly higher than that in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The internal rate of return (IRR) was still slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political and economic uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again.

Mr. Richard Molyneux, President and C.E.O. of De Beers Canada Mining Inc. stated "Although our first preference would have been to see the agreed rate of return of 15% being achieved, which would have allowed moving ahead to the next phase now, the fact that costs have been reduced in the study is encouraging. Looking ahead, the possibility of increased diamond prices, the U.S. dollar rising against the Canadian dollar and increased resources coming from further exploration, all represent upside, which we find encouraging. We have already made a significant investment in this project and remain committed to finding opportunities for improving the projected economics which will allow us to take it forward."

Then, at the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.



EXPLORATION

As expressed by Richard Molyneux, the discovery of additional resources could change the economics of the project and if of sufficient value positively impact the modeled rate of return. Hence, exploration has been ongoing and will continue.

During the 2001 and 2002 exploration seasons the work was concentrated in the MZ Lake area, approximately 20 km northwest of Kennady Lake, where several diamondiferous sills had been discovered. A small sample of kimberlite from the most promising sill, sill-73, yielded only a small number of microdiamonds. At the same time as these results were received, the results from the outstanding samples from the Kelvin kimberlite body were received. Since the microdiamond counts for the Kelvin body were significant, De Beers decided to move their attention back to the Kelvin-Faraday area during the 2003 exploration season.


DGM276
DGM277
DGM278

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of Kennady Lake and three km south-southwest of the Faraday kimberlite body, which was discovered in 1999. One drill hole in 2000 in the north-south direction in the Kelvin pipe intersected 40 meters of kimberlite horizontally projected while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A 3.3 meter thick kimberlite dyke (called Hobbes) was intersected in 2000 at a depth of 31 meters approximately 200 meters south of the Kelvin pipe under the same narrow lake. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells. A total of 184 kg of kimberlite was recovered from the two holes into the Kelvin pipe and sent for acid dissolution. The number of macro and micro-diamonds recovered and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake. Those pipes each have average grades of 1.67 carats per tonne. The result for the Kelvin body is also very similar to, if not slightly better, than the micro-diamond results for the Faraday body reported in July 1999.

A ground gravity survey conducted in the 2003 winter program covered the Kelvin body and as far as a few hundred meters south of Hobbes, and identified several drill targets. A hole drilled 50 m to the west of the original 2000 drill hole into Kelvin intersected a total of 25 m of kimberlite horizontally projected in two closely spaced intervals, while a hole drilled 60 m to the east intersected 2.01 m of kimberlite horizontally projected. The Kelvin body now appears to extend not just in the north-south direction, but also in the east-west direction. A hole drilled 20 m south of Kelvin along the suspected structure between Kelvin and Hobbes intersected 7.4 m of kimberlite horizontally projected, while a hole drilled 70 m south of Hobbes intersected two kimberlite intersections of 2.4 m and 3.0 m horizontally projected, respectively.

The Faraday kimberlite body was discovered in the spring of 1999. It is located approximately 12 km northeast of Kennady Lake and three km north-northeast of the Kelvin kimberlite body. Three drill holes into the Faraday body in 1999 intersected kimberlite with intersections of 9.0 m, 15.5 m and 23.1 m horizontally projected respectively. The largest distance between intersections was approximately 60 m. Another hole drilled in 1999 intersected 1.54 m of kimberlite approximately 160 m northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite (with the thickest intersection being 1.74 m) approximately 600 m to the southwest of the Faraday body. It is suspected that the kimberlite intersections to the north and south of the Faraday body are probably connected to the Faraday body with a kimberlite bearing dyke structure that pinches and swells.

A ground gravity survey and detailed ground magnetic survey conducted in the 2003 winter program covered the Faraday body and went approximately 600 m to the south along the suspected structure connecting the Faraday body and the 2001 hole that intersected some kimberlite. The main purpose of the survey was to identify wider areas along the observed dyke structure. Several such areas were identified and two of the better target areas were drilled. The first target, a magnetic anomaly, was approximately 100 m southwest of the Faraday body and 5.6 m of kimberlite horizontally projected was intersected. The kimberlite contained some country rock. The second target, a gravity anomaly, was approximately 520 m southwest of the Faraday body and approximately 80 m north of the 2001 drill hole. Kimberlite was encountered just below the lake bottom and 21.5 m of kimberlite horizontally projected was intersected. The recovered kimberlite from both the Kelvin and Faraday area intercepts will be sent for petrographic analysis and micro diamond recovery. Once those results are available, additional work as appropriate will be planned.

The management of Mountain Province Diamonds Inc. thanks the shareholders for their patience, while the Gahcho Kue project is being developed. We have had our ups and downs but now we appear to be on the way to becoming a mine.



Management's Discussion and Analysis of Financial Results

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company's loss for the fiscal year ended March 31, 2003 ("fiscal 2003") totaled $1,718,342 or $0.03 per share compared to $1,455,881 or $0.03 per share for the fiscal year ended March 31, 2002 ("fiscal 2002"). These losses include the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2003 was $76,836 compared to a loss of $130,583 during fiscal 2002.

During fiscal 2003, operating expenses were $1,566,498 compared to $1,456,698 in fiscal 2002. The operating expenses for fiscal 2003 included a one-time severance payment of $331,500 to a director of the Company and a $24,419 stock-based compensation expense for the granting of stock options to a consultant for services rendered. If these two expenses were excluded (as no such expenses were incurred in fiscal 2002) then the operating expenses for fiscal 2003 would actually have been 16.9% lower compared to those for fiscal 2002. The reduction in operating expenses was due to various cost cutting measures which included reductions in wages, consulting & management fees and lower insurance, rent, office costs etc. This reduction was offset by increased legal fees due in part due to the extra work required as a result of the introduction of the Sarbanes-Oxley Act.

During fiscal 2003 the Company's interest income was $19,034 compared to $17,901 a year earlier.

The fiscal 2003 expenses include a write-down of $120,435 of mineral properties and deferred exploration costs, relating mostly to the Rabbit Tracks Diamond Project in Manitoba. There was no write-down of mineral property during fiscal 2002.

Liquidity and Cash Resources

Since its inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2003, the Company had $1,210,076 in cash and cash equivalents, compared with $585,879 a year earlier. At March 31, 2003 the Company had a working capital position of $1,037,460 compared to $339,897 a year earlier. The Company had no long-term debt at March 31, 2003 or March 31, 2002. All exploration expenditures in respect of the Gahcho Kue Project on the AK claims, the Company's most significant property, are the responsibility of De Beers Canada Exploration Inc. (a wholly owned subsidiary of De Beers Consolidated Mines Ltd.), the 51% owner of the property.

Liquidity and Cash Resources (cont.)

Financing Activities

During fiscal 2003 the Company received $607,829 for issuing 544,900 shares upon the exercise of various stock options. During fiscal 2003 the Company received $1,640,985 upon the exercise of warrants to purchase 2,169,766 shares. During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon the exercise of stock options.

Investing Activities

No property acquisitions were made during fiscal 2003. During fiscal 2002, the Company incurred acquisition costs of $29,000 for the Rabbit Tracks Diamond property in Manitoba.

The Company did not incur any exploration costs during fiscal 2003. During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2002 the exploration costs in respect of the Baffin Island property amounted to $2,976. De Beers Canada Exploration Inc. paid all costs for work on and related to the AK-CJ claims during fiscal 2003 and fiscal 2002.

Outlook

The company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and economic uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective to adding to the existing resource.

At the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalent on hand at March 31, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into calendar 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.



Risk Factors

All of the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of the mineral deposit including the quantity and quality of the ore, proximity to or cost to develop infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for these purposes when required. However, with regard to the Gahcho Kue project, the Company is carried to production with De Beers Canada paying all expenses.

Selected Quarterly Information

2003	Q1	Q2	Q3	Q4	Total
Loss for period	$ 279,791	$ 283,434	$ 595,911	$ 559,206	$ 1,718,342
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.03

2002	Q1	Q2	Q3	Q4	Total
Loss for period	$ 451,160	$ 418,220	$ 316,357	$ 270,144	$ 1,455,881
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.03

Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, meets with management as well as discusses relevant matters with the external auditors to satisfy itself that management is properly discharging its financial reporting to Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the audit committee.

Jan W. Vandersande	**Pradeep Varshney**
President and Chief Executive Officer	Chief Financial Officer
July 31, 2003	July 31, 2003



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for to the change in accounting policy for stock-based compensation as explained in note 2(f) to the financial statements, on a consistent basis.

KPMG LLP

KPMG LLP
Chartered Accountants
Vancouver, Canada
June 13, 2003



CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2003 and 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,210,076	$ 585,879
Accounts receivable	24,941	38,679
Marketable securities (note 3)	32,392	32,392
Advances and prepaid expenses	10,196	7,192
Total current assets	1,277,605	664,142
Assets held for sale (note 4)	-	100,000
Mineral properties (note 5)	1,701,659	1,628,822
Deferred exploration costs (note 5)	31,421,493	31,492,926
Equipment (note 6)	17,198	61,274
Total assets	$ 34,417,955	$ 33,947,164
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 228,299	$ 213,209
Due to related party (note 9)	3,050	99,036
Taxes payable	8,796	12,000
Total current liabilities	240,145	324,245
Shareholders' equity:		
Share capital (note 7)	55,719,260	53,470,446
Contributed surplus (note 7(c))	24,419	-
Deficit	(21,565,869)	(19,847,527)
Total shareholders' equity	34,177,810	33,622,919
Total liabilities and shareholders' equity	$ 34,417,955	$ 33,947,164

Nature of operations (note 1)
Commitments (note 8)

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Jan W. Vandersande
President and Chief Executive Officer

Jesus R. Martinez



CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended March 31, 2003 and 2002

		2003		2002
Expenses:				
Amortization	$	17,319	$	19,357
Capital taxes (recovery)		-		(15,600)
Consulting fees (notes 7(c) and 9)		189,474		227,023
Directors' fees and honorarium		12,493		2,000
Interest and bank charges		2,489		2,344
Management fees (note 9)		376,500		96,000
Office and miscellaneous		132,898		159,994
Professional fees		240,203		167,444
Promotion and investor relations		213,760		193,010
Property evaluation and maintenance		62,076		108,197
Rent		37,095		126,356
Salaries and benefits		166,550		231,984
Transfer agent and regulatory fees		55,697		55,475
Travel		59,944		83,114
		1,566,498		1,456,698
Other earnings (expenses):				
Interest		19,034		17,901
Loss from write-down of marketable securities		-		(3,868)
Loss on disposal of equipment		(44,862)		-
Write-down of mineral properties and deferred exploration		(120,435)		-
		(146,263)		14,033
Loss before income taxes		(1,712,761)		(1,442,665)
Income tax expense (note 10)		5,581		13,216
Loss for the year		(1,718,342)		(1,455,881)
Deficit, beginning of year		(19,847,527)		(18,391,646)
Deficit, end of year	$	(21,565,869)	$	(19,847,527)
Basic and diluted loss per share	$	(0.03)	$	(0.03)
Weighted average number of shares outstanding		49,345,950		46,734,442

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Cash flows provided by (used in) operating activities:		
Loss for the year	$ (1,718,342)	$ (1,455,881)
Items not involving cash:		
Amortization	17,319	19,357
Loss from write-down of marketable securities	-	3,868
Loss on disposal of equipment	44,862	-
Write-down of mineral properties and deferred exploration	120,435	-
Stock-based compensation expense	24,419	-
Changes in non-cash operating working capital:		
Accounts receivable	13,738	(6,180)
Advances and prepaid expenses	(3,004)	48,722
Accounts payable and accrued liabilities	15,090	10,265
Due to related party	(95,986)	3,926
Taxes payable	(3,204)	6,640
Cash flows used in operating activities	(1,584,673)	(1,369,283)
Cash flows provided by (used in) investing activities:		
Deferred exploration costs	-	(44,456)
Mineral properties	(21,839)	-
Purchase of equipment	(19,105)	(3,772)
Proceeds on sale of capital assets	1,000	788
Cash flows used in investing activities	(39,944)	(47,440)
Cash flows provided by financing activities:		
Shares issued for cash, net of costs	2,248,814	920,409
Increase (decrease) in cash and cash equivalents	624,197	(496,314)
Cash and cash equivalents, beginning of year	585,879	1,082,193
Cash and cash equivalents, end of year	$ 1,210,076	$ 585,879
Supplementary information:		
Income taxes paid	$ 8,201	$ 6,576
Non-cash transactions:		
Shares issued pursuant to Rabbit Track Diamond Project (note 5(c))	-	29,000

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS:

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

2. SIGNIFICANT ACCOUNTING PRINCIPLES:

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:
Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c) Marketable securities:
Marketable securities are carried at the lower of cost and market value.

(d) Mineral properties and deferred exploration costs:
The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Equipment:
Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(f) Stock-based compensation:
Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively.

No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share

(f) Stock-based compensation (continued):

capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company accounts for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h) Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

(i) Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of the marketable securities is disclosed in note 3.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

3. Marketable securities:

The quoted market value of marketable securities at March 31, 2003 was $100,178 (2002 - $32,392).

4. Assets held for sale:

During the year ended March 31, 2001, the Company wrote down the assets held for sale by $1,220,211 to $100,000, being the estimated net amount to be realized on a proposed sale of the assets. As of March 31, 2003, the Company is no longer attempting to sell these assets and the carrying value has been reclassified from assets held for sale to the Haveri mineral property project (note 5).

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION:

Acquisition costs:

	2003	2002
AK/CJ claims	$ 3,847,553	$ 3,847,553
Proceeds received on sale of royalty	(2,295,000)	(2,295,000)
	1,552,553	1,552,553
Baffin Island Project	27,267	27,267
Rabbit Tracks Diamond Project	-	49,000
Ketza River Project	-	1
Molanosa Diamond Project	-	1
Haveri Project	121,839	-
	$ 1,701,659	$ 1,628,822

Deferred exploration:

	AK/CJ	Baffin Island Project	Rabbit Tracks Diamond Project	Total
Balance, March 31, 2001	$ 30,861,544	$ 556,973	$ 29,953	$ 31,448,470
Exploration expenditures:				
Airborne and geophysical survey	-	-	28,764	28,764
Consulting and other professional services	-	2,307	3,776	6,083
Line-cutting	-	-	12,000	12,000
Report and filing fees	-	669	-	669
Travel, transportation and supplies	-	-	8,537	8,537
Reimbursement of costs by provincial government	-	-	(11,597)	(11,597)
	-	2,976	41,480	44,456
Balance, March 31, 2002	30,861,544	559,949	71,433	31,492,926
Write-down of deferred exploration costs	-	-	(71,433)	(71,433)
Balance, March 31, 2003	$ 30,861,544	$ 559,949	$ -	$ 31,421,493

(a) AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement between the Company, Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims by spending specified amounts on further exploration and development of the properties.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION (CONTINUED):

(a) AK/CJ claims (continued):

In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desktop study of the project. This study was completed and presented in August 2000. Thus the Company currently holds a 44.1% interest and Camphor a 4.9% interest. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to update its desktop study on an annual basis up to and including 2004 and continue to fund the exploration and development work. Once the desktop study shows that an internal rate or return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to a 30%.

Upon completion of a feasibility study, De Beers interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers interest shall increase to 60%.

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers for all exploration and development costs incurred by De Beers outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

(b) Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company has incurred the minimum required expenditure and exercised its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

(c) Rabbit Tracks Diamond Project:

During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

(d) Haveri Project:

The Company has a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION (CONTINUED):

(d) Haveri Project (continued):

On October 10, 2002, Vision Gate Ventures Limited ("Vision Gate") was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Vision Gate must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

By:	
October 10, 2003	$ 50,000
October 10, 2004	600,000
October 10, 2005	1,000,000

Vision Gate may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

Once a positive feasibility study of the construction and development of a mine on the property is complete, Vision Gate will issue 200,000 of its common shares to the Company. Once commercial production begins on the property, Vision Gate will issue a further 200,000 of its common shares to the Company. Vision Gate is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

6. EQUIPMENT:

2003	Cost	Accumulated amortization	Net book value
Furniture	$ 11,088	$ 8,364	$ 2,724
Equipment	15,497	4,663	10,834
Computers	14,584	10,944	3,640
	$ 41,169	$ 23,971	$ 17,198

2002	Cost	Accumulated amortization	Net book value
Furniture	$ 59,255	$ 42,438	$ 16,817
Equipment	73,548	54,945	18,603
Computers	108,523	82,669	25,854
	$ 241,326	$ 180,052	$ 61,274

7. SHARE CAPITAL:

(a) Authorized:
500,000,000 common shares without par value

(b) Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 2001	62,166,188	$ 69,337,518
Less: shares owned by wholly owned subsidiary	(16,015,696)	(16,816,481)
	46,150,492	52,521,037
Issued pursuant to acquisition of Rabbit Tracks Diamond Project (note 5(c))	50,000	29,000
Issued for cash pursuant to:		
Private placements	1,636,912	902,409
Exercise of stock options	30,000	18,000
Balance, March 31, 2002	47,867,404	53,470,446
Issued for cash pursuant to:		
Exercise of stock options	544,900	607,829
Exercise of warrants	2,169,766	1,640,985
Balance, March 31, 2003	50,582,070	$ 55,719,260

(c) Stock options:
The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2003, the Company has 2,399,100 (2002 - 3,661,000) stock options outstanding in total, comprised of 1,919,100 (2002 - 2,045,000) granted inside the Plan and 480,000 (2002 - 1,516,000) granted outside the plan.

	Number of shares	Weighted average exercise price
Balance, March 31, 2001	2,197,036	2.38
Granted	1,845,000	1.27
Exercised	(30,000)	0.60
Expired	(261,700)	3.46
Cancelled	(89,336)	1.72
Balance, March 31, 2002	3,661,000	1.78
Granted	364,000	1.61
Exercised	(544,900)	1.12
Expired	(1,081,000)	2.78
Balance, March 31, 2003	2,399,100	$ 1.46

7. SHARE CAPITAL (CONTINUED):

(c) Stock options (continued):

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of shares	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.60 - $0.67	325,000	3.2 years	$ 0.63	325,000	$ 0.63
$1.01 - $1.50	1,520,500	3.2 years	1.37	1,520,500	1.37
$1.71 - $2.25	553,600	1.0 years	2.19	507,000	2.24
	2,399,100	2.7 years	$ 1.46	2,352,500	$ 1.45

At March 31, 2003, there were 46,600 options with an exercise price of $1.71 that vest between April 30, 2003 to December 31, 2003. All other options are fully vested.

During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers and employees at exercise prices ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2003 was $0.26. In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 25,000 options to a consultant during fiscal 2003 at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting arrangement. The fair value of the 25,000 options granted to the consultant has been estimated to be $24,419 and has been recorded as consulting expense in the year ended March 31, 2003.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the 339,000 new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002 as described in note 2(f). The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

Net loss as reported	$	(1,718,342)
Pro forma adjustment		(69,957)
Pro forma net loss	$	(1,788,299)
Pro forma basic and diluted loss per share	$	(0.04)

7. SHARE CAPITAL (CONTINUED):

(c) Stock options (continued):

The fair value of the options granted to employees and non-employees in 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62% - 75%
Risk-free interest rate	4.0%
Expected lives	1 to 30 months

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

Issue date	Balance, March 31, 2002	Issued	Exercised	Lapsed	Balance, March 31, 2003	Exercise price	Expiry date
September 15, 2000	983,666	-	(983,666)	-	-	$0.80	September 15, 2002
October 24, 2000	880,066	-	(755,066)	(125,000)	-	0.80	October 24, 2002
December 6, 2001	1,636,912	-	(431,034)	-	1,205,878	0.58	December 6, 2004
	3,500,644	-	(2,169,766)	(125,000)	1,205,878		

Issue date	Balance, March 31, 2001	Issued	Exercised	Lapsed	Balance, March 31, 2002	Exercise price	Expiry date
September 15, 2000	983,666	-	-	-	983,666	$0.80	September 15, 2002
October 24, 2000	880,066	-	-	-	880,066	$0.80	October 24, 2002
December 6, 2001	-	1,636,912	-	-	1,636,912	$0.58	December 6, 2004
	1,863,732	1,636,912	-	-	3,500,644		

8. COMMITMENTS:

The Company is committed to total minimum payments of $16,910 under operating leases that expire in 2004.

The Company has entered into a consulting agreement with an officer of the Company which provides for severance in an amount that is equal to the greater of (i) three times annual salary; and (ii) US$504,000. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

9. **RELATED PARTY TRANSACTIONS:**

Included in management fees during the year ended March 31, 2003 is $45,000 (2002 - $96,000) for management services to a director of the Company and a $331,500 (2002 - nil) severance payment to a director.

During the year ended March 31, 2003, the Company paid $193,301 (2002 - $207,913) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2003, the Company paid $20,340 (2002 - $35,200) for secretarial and public relations services to individuals related to a director of the Company.
As at March 31, 2003, $3,050 (2002 - $99,036) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

10. **INCOME TAXES:**

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2002 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefit of which have not been recognized. Income tax expense of $5,581 (2002 - $13,216) relates to large corporations tax.

As at March 31, 2003, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	2003	2002
Mineral properties and deferred exploration	$ (286,000)	$ (715,000)
Loss carry forwards	3,827,000	5,414,000
Equipment	167,000	145,000
Other	4,000	-
	3,712,000	4,844,000
Valuation allowance	(3,712,000)	(4,844,000)
Net future income tax asset (liability)	$ -	$ -

At March 31, 2003, the Company has available losses for income tax purposes totalling approximately $9.0 million, expiring at various times from 2004 to 2010. Of the available losses $3.6 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $32.5 million, which may be carried forward and utilized to reduce future taxable income. Included in the $32.5 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.



CORPORATE INFORMATION

Officers & Directors

Elizabeth J. Kirkwood
Chairman & Director

Jan W. Vandersande, Ph.D.
President & Director

Jesus R. Martinez, M.Sc., P.Eng.
Secretary & Director

Pradeep Varshney, M.S., M.B.A.
Chief Financial Officer

Carl G. Verley, B.Sc., P. Geol.
Director

David E. Whittle, B.Com., C.A.
Director

D.H.W. (Harry) Dobson
Director

Jonathan Comerford, B.A., M.B.S.
Director

Shares Traded
Toronto: Symbol MPV
OTC BB: Symbol MPVI

Capitalization*

Shares Authorized	500,000,000
Shares Issued**	50,615,270
Fully Diluted**	53,974,548

*As of August 6, 2003
**These figures are net of the holdings in the subsidiary.

Canadian Office
Mountain Province Diamonds Inc.
Suite 212-525 Seymour Street
Vancouver, BC, Canada V6B 3H7
telephone: (604) 687-0122
facsimile: (604) 684-7208
website: www.mountainprovince.com

USA Office
Mountain Province Diamonds Inc.
Empire Towers I
Suite 465-3633 E. Inland Empire Blvd.
Ontario, CA, USA 91764
telephone: (909) 466-1411
facsimile: (909) 466-1409
e-mail: mpvifsec@worldnet.att.net

Registrar & Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC, Canada V6C 3B9
telephone: (604) 661-9400

100 University Avenue
9th Floor
Toronto, Ontario
Canada M5J 2Y1
telephone: 1-800-564-6253

Legal Counsel
Campney & Murphy
Suite 2100-1111 West Georgia Street
Vancouver, BC, Canada V6E 4M3

Bank
Bank of Montreal
Main Branch
595 Burrard Street
Vancouver, BC, Canada V7X 1L7

Auditors
KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Po Box 10426, Pacific Centre
Vancouver, BC, Canada V7Y 1K3



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date August 18 , 2003

By: Pradeep Varshney
(Print) Name: Pradeep Varshney
Title: Chief Financial Officer